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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)



                                Dril-Quip, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  262037 10 4
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                                 (CUSIP Number)


Check the appropriate box to designate the rule for pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 262037 10 4                                      Page 2 of 6 Pages


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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      J. Mike Walker

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,522,443

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,522,443

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,522,443
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [x]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      20.3%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

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                                       2
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ITEM 1.

   Item 1(a)     Name of Issuer:                Dril-Quip, Inc.

   Item 1(b)     Address of Issuer's            13550 Hempstead Highway
                 Principal Executive Offices:   Houston, Texas  77040

ITEM 2.

   Item 2(a)     Name of Person Filing:         J. Mike Walker

   Item 2(b)     Address of Principal           13550 Hempstead Highway
                 Business Office:               Houston, Texas  77040

   Item 2(c)     Citizenship:                   U.S.

   Item 2(d)     Title of Class of Securities:  Common Stock

   Item 2(e)     CUSIP Number:                   262037 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                 (a)  [ ]  Broker or dealer registered under section
                           15 of the Act.

                 (b)  [ ]  Bank as defined in section 3(a)(6) of the
                           Act.

                 (c)  [ ]  Insurance company as defined in section
                           3(a)(19) of the Act.

                 (d)  [ ]  Investment company registered under section
                           8 of the Investment Company Act of 1940.

                 (e)  [ ]  Investment adviser in accordance with
                           (S)240.13d-1(b)(1)(ii)(E).

                 (f)  [ ]  Employee benefit plan or endowment fund in
                           accordance with (S)240.13d-1(b)(1)(ii)(F).

                 (g)  [ ]  Parent holding company or control person, in
                           accordance with (S)240.13d-1(b)(ii)(G).

                 (h)  [ ]  Savings Associations as defined in Section
                           3(b) of the Federal Deposit Insurance Act.

                 (i)  [ ]  Church plan that is excluded from the
                           definition of an investment company under
                           Section 3(c)(14) of the Investment Company
                           Act of 1940.

                                       3
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               (j)  [ ]  Group, in accordance with
                         (S)240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount Beneficially Owned:           3,522,443/(1)//(2)/

               (b)  Percent of Class:                    20.3%/(1)//(2)/

               (c)  Number of shares as to which
                    such person has:

                    (i)  Sole power to vote or to
                         direct the vote:                3,522,443/(1)//(2)/

                   (ii)  Shared power to vote or to
                         direct the vote:                None

                  (iii)  Sole power to dispose or to
                         direct the disposition of:      3,522,443/(1)/

                   (iv)  Shared power to dispose or to
                         direct the disposition:         None


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10.       CERTIFICATION

               Not Applicable

                                       4
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Explanation of Responses:

     (1) Includes 73,843 shares of Common Stock subject to exercisable options.

     (2) Does not include 6,869,786 shares of Common Stock (including exercisable options to buy shares of Common Stock) owned by certain stockholders of Dril-Quip, Inc. (the "Issuer") who are parties to the Stockholders' Agreement dated October 17, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Director proposed by each of
(i) Larry E. Reimert and Reimert Family Partners, Ltd, (ii) Gary D. Smith and Four Smith's Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 2001, be deemed to beneficially own an aggregate of 10,392,229 shares of Common Stock, or approximately 60.1% of the total number of shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 2000. Mr. Walker disclaims the beneficial ownership of any Common Stock owned by such other parties.

                                       5
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 2001


                                    /s/ J. Mike Walker
                                    -------------------------------
                                    J. Mike Walker

                                       6